UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY EDGAR ELECTRONIC FILERS

Japan International Cooperation Agency	0001679198
Exact name of registrant as specified in charter	Registrant CIK Number

Annual Report on Form 18-K for the Fiscal Year Ended March 31, 2019	333-213968
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

S-
_____
(Series identifier(s) and names(s), if applicable; add more
lines as needed)

C-
_____
(Class (contract) identifier(s) and names(s), if applicable; add more
lines as needed)

Fiscal Year Ended March 31, 2019
_____
Report period (if applicable)

Name of Person Filing the Document
(if other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper
(check only one):

_____Rule 201 (Temporary Hardship Exemption)

_____Rule 202 (Continuing Hardship Exemption)

___X___Rule 311 (Permitted Paper Exhibit)

tk-744087

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on September 27, 2019.

Japan International Cooperation Agency

By:

Naoki Ando
Director General, Treasury, Finance and Accounting Department

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _____ , 20__, that the information set forth in this statement is true and complete.

By:_____
(Name)

_____
(Title)

tk-744087

EXHIBIT INDEX

Exhibit Number	Description
1.	Excerpt of General Rules of the National Budget, which relates to Japan International Cooperation Agency for the fiscal year ending March 31, 2020 (Exhibit 4 to the Annual Report on Form 18-K for the fiscal year ended March 31, 2019, filed on September 27, 2019)

Exhibit 1

平成 31 年度政府関係機関予算

予算総則

（収入支出予算）

第1条 次に掲げる各政府関係機関の平成 31 年度収入支出予算は、「甲号収入支出予算」に掲げるとおりとする。

沖縄振興開発金融公庫
株式会社日本政策金融公庫
株式会社国際協力銀行
独立行政法人国際協力機構有償資金協力部門

2 前項に規定する独立行政法人国際協力機構有償資金協力部門とは、「独立行政法人国際協力機構法」第 13 条第 1 項第 2 号に規定する業務並びに同項第 8 号及び第 9 号並びに同条第 3 項に規定する業務のうち有償資金協力に係るものに関する部門をいう。

（借入金等の限度額）

第2条 次の表の左欄に掲げる公庫の「沖縄振興開発金融公庫の予算及び決算に関する法律」第 5 条第 2 項第 1 号及び第 2 号の規定による借入金又は債券の限度の限度額、株式会社の「株式会社日本政策金融公庫法」第 31 条第 2 項第 1 号及び第 2 号の規定による借入金又は債券の限度額並びに社債の限度額及び「エネルギー環境適合製品の開発及び製造を行う事業の促進に関する法律」第 17 条、「産業競争力強化法」第 37 条第 2 項及び「産業競争力強化法等の一部を改正する法律」附則第 7 条の規定によりなおその効力を有するものとされた同法第 1 条の規定による改正前の「産業競争力強化法」第 39 条第 2 項の規定による借入金の限度額は、それぞれ右欄に掲げるとおりとする。

公庫又は株式会社	限 度	額
沖縄振興開発金融公庫	政府からの借入金の総額	133,300,000千円
	政府以外の者からの借入金の総額	700,000
	沖縄振興開発金融公庫債券の額面総額	20,000,000
	沖縄振興開発金融公庫住宅宅地債券の額面総額	725,000
株式会社日本政策金融公庫	国民一般向け業務借入金の総額	2,007,000,000
	社債の額面総額	235,000,000
	農林水産業者向け業務借入金の総額	530,000,000
	社債の額面総額	50,000,000

2 予算総則

公庫又は株式会社	限　度	額
	中小企業者向け業務　借入金の総額	896,000,000千円
	社債の額面総額	155,000,000
	危機対応円滑化業務　借入金の総額	99,000,000
	社債の額面総額	100,000,000
	特定事業等促進円滑化業務　借入金の総額	140,000,000

2　財務大臣は、予見し難い経済事情の変動その他やむを得ない事由により前項に掲げる公庫又は株式会社において事業資金又は株式会社において事業資金又は借入金、債券及び社債により調達する資金の増額を必要とする特別の事由があるときは、法令の規定に従い同項の借入金、債券及び社債のそれぞれの限度額の100分の50に相当する金額の範囲内において、当該限度額を増額することができる。

3　第1項に規定する沖縄振興開発金融公庫債券、沖縄振興開発金融公庫住宅宅地債券及び社債の発行価格が額面金額を下回るときは、それぞれの発行価格差減額を補うため必要な金額を同項のそれぞれの限度額を同項の規定により限度額が増額された場合を含む。)に加算した金額を限度額とする。

（保険契約等の限度額）

第3条　株式会社日本政策金融公庫の次の表の左欄に掲げる法律の規定による金額の限度は、平成31年度においてそれぞれ右欄に掲げるとおりとする。

根　拠　規　定	限　度	額
「株式会社日本政策金融公庫法」第31条	貸付金の総額	24,000,000千円
	「株式会社日本政策金融公庫法」別表第2第2号及び第5号に掲げる業務として行う取引において支払うことを約する金銭の額の総額	1,850,000
	農林水産業者向け業務	40,000,000
	中小企業者向け業務	
	保証金額の総額	60,500,000
	保険価額の総額	14,170,000,000
	補填の額の総額	123,200,000
「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」第6条	保険価額の総額	86,000,000

(収入支出予算の弾力条項)

第４条　次の表の左欄に掲げる各政府関係機関において、中欄に掲げる事由により収入金額が予算額に比して増加（第１号にあっては同号に掲げる増額）するときは、財務大臣の承認を受けて、その増加する金額を限度として（第１号にあっては予算額を超えて）それぞれの右欄に掲げる経費を増額（第１号にあっては同号に掲げる増額）することができる。

政府関係機関	要件	経費
1　沖縄振興開発金融公庫又は株式会社日本政策金融公庫（信用保険等業務を除く。）	第２条第２項及び第３項の規定による借入金の借入れ及び債券又は社債の発行の増額	借入金及び債券又は社債の利子その他の事業量の増加に伴い直接必要な経費
2　株式会社国際協力銀行又は独立行政法人国際協力機構有償資金協力部門	貸付業務に係る事業量の増加	貸付業務の増加に直接必要な経費

2　株式会社日本政策金融公庫信用保険等業務において、「中小企業信用保険法」、「株式会社日本政策金融公庫法」及び「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」に基づく保険金の支出が増加し、保険金の予算に不足を生ずるときは、信用保険等業務に整理された勘定に属する資本金及び準備金の額の合計額に相当する金額を限度として財務大臣が定める金額を増額することができる。

(流用の制限)

第５条　株式会社日本政策金融公庫、株式会社国際協力銀行又は独立行政法人国際協力機構有償資金協力部門がその経費の金額を相互に流用し、又はその経費と他の経費との間にその金額を相互に流用する場合において、「株式会社国際協力銀行法」第38条第１項、「株式会社日本政策金融公庫法」第24条第１項又は「独立行政法人国際協力機構法」第26条第１項の規定により財務大臣の承認を受けなければならない経費は、次に掲げるとおりとする。

（１）役職員に対して支給する給与に要する経費

（２）交際費に要する経費

(俸給予算等の制限)

第６条　第１条に掲げる政府関係機関（独立行政法人国際協力機構有償資金協力部門を除く。）は、それぞれ支出予算の範囲内であっても、役職員の定員及び給与をこの予算において予定した定員及び給与の基準を超えて増加し又は増額してはならない。

2　独立行政法人国際協力機構有償資金協力部門は、支出予算の範囲内であっても、役職員の給与をこの予算において予定した給与の基準を超えてみだりに支給してはならない。

4　予算総則

（補　則）

第7条　第1条に掲げる政府関係機関が平成31年度において発行する債券若しくは債又は社債の総額若しくは借り入れる借入金で外貨で支払わなければならないものが

あるときは、その額面総額又は元本金額は外貨による名額面総額（アメリカ合衆国通貨にあっては、平成29年11月1日から

平成30年10月31日までの間における実勢相場を平均した為替相場（その相場に1円未満の端数があるときは、これを四捨五入する。）をいい、アメリカ合衆

国通貨以外の通貨にあっては、同期間における当該通貨のアメリカ合衆国通貨に対する市場実勢をもって裁定した為替相場（その相場に1円

未満の端数があるときは、これを四捨五入する。ただし、1通貨単位となる通貨にあっては、100通貨単位（10通貨単位について1円未

満となる通貨にあっては、1,000通貨単位）についての値をとり、円単位未満を四捨五入する。）をいう。）により換算した金額とする。

2　前項の規定は、株式会社日本政策金融公庫が平成31年度において行う外貨をもって支払わなければならない債務の保証があるときの保証金額の総額を換

算する場合に準用する。

平成31年度 6010 独立行政法人国際協力機構有償資金協力部門

甲号 収入支出予定計算書

区分	平成31年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
1 収入	150,324,710	157,954,499	△ 7,629,789
2 支出	115,799,787	113,767,544	2,032,243

[収入支出予定額内訳]

収入

款・項・目別区分並びに各目の見積の事由及び計算の基礎

款・項・目	平成31年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	見積の事由及び計算の基礎
0100-00 事業益金				
0101-00 事業益金	147,540,544	155,072,713	△ 7,532,169	
0101-01 貸付金利息	136,575,626	141,349,371	△ 4,773,745	貸付金残高を基礎として利息の収入見込額を算出
0101-02 配当金収入	10,964,918	13,723,342	△ 2,758,424	株式配当金の収入見込額を計上
0200-00 雑収入	2,784,166	2,881,786	△ 97,620	
0202-00 運用収入				
0202-01 運用収入	153,307	11,304	142,003	預金利息等の収入見込額を計上
0203-00 雑収入	2,630,859	2,870,482	△ 239,623	

款・項・目	平成31年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	見積の事由及び計算の基礎
0203-02 労働保険料被保険者負担金	10,481	13,538	△3,057	労働保険料の被保険者負担金の収入見込額を計上
0203-01 雑収入	2,620,378	2,856,944	△236,566	貸付手数料等の収入見込額を計上

支出

事項別内訳

項	事項	平成31年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	説明
01 事業損金	事務運営に必要な経費	22,720,982	22,412,712	308,270	事務運営に必要な人件費及び事務費
	税金	100,833	101,196	△363	国税及び地方税の支払
	業務委託費	46,307,917	45,878,141	429,776	業務の一部を委託する民間団体等に支払う調査委託費等
	支払利息及び債券発行諸費	46,529,455	45,234,895	1,294,560	1 財政融資資金からの借入れ等に伴う支払利息　2 国際協力機構債券の利息及びその発行諸費
09 予備費	予備費	140,600	140,600	0	予見し難い予算の不足に充てるための予備費

収入支出予定額科目別表

科	目	平成31年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
収入		147,540,544	155,072,713	△7,532,169
0100-00 事業益金				
0101-00 事業益金	0101-01 貸付金利息	136,575,626	141,349,371	△4,773,745
	0101-02 配当金収入	10,964,918	13,723,342	△2,758,424
	0200-00 雑収入	2,784,166	2,881,786	△97,620

国協有償

科目	目	平成31年度予定予算額(千円)	前年度予算額(千円)	比較増△減額(千円)
0202-00	運用収入			
0202-01	運用収入	153,307	11,304	142,003
0203-00	雑収入	2,630,859	2,870,482	△239,623
0203-02	労働保険料被保険者負担金	10,481	13,538	△3,057
0203-01	雑収入	2,620,378	2,856,944	△236,566
	収入合計	150,324,710	157,954,499	△7,629,789
	支出			
01	事業損金	115,659,187	113,626,944	2,032,243
1-01	役員給	48,509	48,310	199
1-02	職員基本給	2,013,446	1,989,923	23,523
1-03	職員諸手当	1,737,004	1,709,650	27,354
1-04	超過勤務手当	160,009	158,968	1,041
1-05	休職者給与	84,791	84,393	398
1-06	退職手当	291,108	286,006	5,102
5-07	諸支出金	709,699	733,240	△23,541
2-08	旅費	1,466,474	1,463,215	3,259
3-09	業務諸費	16,209,222	15,938,287	270,935
9-10	交際費	720	720	0
3-11	税金	100,833	101,196	△363
5-12	業務委託費	46,307,917	45,878,141	429,776
9-13	支払利息	45,764,620	44,347,623	1,416,997
3-14	債券発行諸費	764,835	887,272	△122,437
09	予備費(9…)	140,600	140,600	0
	支出合計	115,799,787	113,767,544	2,032,243

独立行政法人国際協力機構有償資金協力部門

平成31年度役員及び職員予算定員及び俸給額表

区　　分	予　算　定　員(人)	俸　　給　　額(千円)
役　　員	13	48,509
理　事　長	1	
副　理　事　長	1	
理　　事	8	
監　　事	3	
職　　員	内 10(6箇月)　1,875	1,995,322
合　　計	内 10(6箇月)　1,888	2,043,831

予算定員欄の人数は、独立行政法人国際協力機構全体の人数を計上し、俸給額欄の金額は、他の業務と按分して計上している。

独立行政法人国際協力機構有償資金協力部門

平 成 31 年 度 事 業 計 画

1. 独立行政法人国際協力機構の平成31年度における有償資金協力業務は、開発途上地域において行われる開発事業等のために必要な資金の貸付等であり、貸付(出資を含む。)の金額は1,395,000,000千円を予定している(出資は26,100,000千円を予定している。)。

2. 上記の原資としては、一般会計からの出資46,810,000千円、財政融資資金からの借入金485,200,000千円、国際協力機構債券の発行による収入144,000,000千円、貸付回収金等718,990,000千円、計1,395,000,000千円を予定している。

平 成 31 年 度 資 金 計 画

支出

区分	金	額(千円)
貸付金		1,368,900,000
出資金		26,100,000
財政融資資金借入金償還		138,031,638
債券償還		67,305,000
固定資産取得費		2,066,343
事業費		115,659,187
その他支出		1,632,071
予備費		140,600
期末現金預け金		79,228,707
合計		1,799,063,546

収入

区分	金	額(千円)
前期末現金預け金		270,004,252
一般会計出資金		46,810,000
財政融資資金借入金		485,200,000
国際協力機構債券		144,000,000
貸付回収金		699,557,490
事業収益		147,540,544
雑収入		2,784,166
その他収入		3,167,094
合計		1,799,063,546

独立行政法人国際協力機構有償資金協力部門

損 益 計 算 書

科目	平成29年度決算額(円)	平成30年度予定額(円)	平成31年度予定額(円)
経常費用	94,049,418,878	95,783,271,838	138,257,377,290
有償資金協力業務関係費用	94,049,418,878	95,783,271,838	138,257,377,290
(債券利息)	(7,326,628,700)	(11,783,950,982)	(14,776,299,197)
(借入金利息)	(17,129,716,620)	(17,145,147,699)	(22,374,765,789)
(金利スワップ支払利息)	(7,395,217,720)	(4,141,732,564)	(10,356,636,720)
(その他支払利息)	(1,072,381)	(0)	(0)
(業務委託費)	(32,483,902,798)	(36,878,141,000)	(46,307,917,000)
(債券発行費)	(557,428,609)	(887,272,000)	(764,835,000)
(人件費)	(3,895,897,131)	(4,498,834,912)	(4,351,999,936)
(賞与引当金繰入)	(299,206,990)	(277,928,712)	(280,143,162)
(退職給付費用)	(137,434,028)	(320,802,890)	(322,308,033)
(物件費)	(14,211,824,486)	(14,402,222,000)	(17,676,416,000)
20(減価償却費)	(461,213,132)	(1,310,730,104)	(1,566,117,544)
(税金)	(80,204,280)	(101,196,000)	(100,833,000)
(投資有価証券評価等損)	(174,271,092)	(0)	(0)
(関係会社株式評価等損)	(144,271,351)	(0)	(0)
(金銭の信託運用損)	(1,496,956,731)	(0)	(0)
(貸倒引当金繰入)	(8,243,754,317)	(3,894,712,975)	(19,238,505,909)
(その他業務費用)	(10,253,259)	(0)	(0)
(その他経常費用)	(165,253)	(0)	(0)
(予備費)	(0)	(140,600,000)	(140,600,000)

科目	平成29年度決算額(円)	平成30年度予定額(円)	平成31年度予定額(円)
経常収益	173,328,093,384	158,657,625,956	148,923,011,669
有償資金協力業務収入	171,700,720,597	158,381,961,850	148,736,772,669
(貸付金利息)	(145,294,026,977)	(138,255,765,398)	(135,264,235,669)
(国債等債券利息)	(35,195)	(72,631)	(48,000)
(受取配当金)	(19,319,269,360)	(17,334,041,000)	(10,964,918,000)
(貸付手数料)	(3,307,928,027)	(2,790,781,000)	(2,507,571,000)
(外国為替差益)	(1,247,622,840)	(0)	(0)
(償却引当金戻入)	(2,551,838,198)	(1,301,821)	(0)
財務収益	265,642,131	191,243,567	153,259,000
雑益	1,341,852,540	74,563,539	32,980,000
償却債権取立益	19,878,116	9,857,000	0
経常利益	79,278,674,506	62,874,354,118	10,665,634,379
臨時損失	96,868,346	25,676,141	23,665,022
固定資産除却損	19,918,110	16,279,428	14,916,253
固定資産売却損	178,739	9,396,713	8,748,769
厚生年金基金代行返上益	76,771,497	―	―
臨時利益	6,393,476	716,000	0
固定資産売却益	6,393,476	716,000	0
当期純利益	79,188,199,636	62,849,393,977	10,641,969,357
当期総利益	79,188,199,636	62,849,393,977	10,641,969,357

独立行政法人国際協力機構有償資金協力部門

貸借対照表

資産の部

科目	平成29年度末決算額(円)	平成30年度末予定決算額(円)	平成31年度末予定決算額(円)
流動資産	12,171,738,604,055	12,733,639,293,786	13,191,576,535,606
現金及び預金	255,638,881,695	270,004,252,065	79,228,707,125
有価証券	5,000,000,000	0	0
貸付金	12,005,003,608,497	12,561,441,232,497	13,230,783,742,497
貸倒引当金	△171,804,355,614	△171,829,412,862	△191,067,918,771
未収収益	29,980,781,004	27,656,088,600	26,264,871,269
差入保証金	23,686,000,000	23,686,000,000	23,686,000,000
その他の流動資産	24,233,678,473	22,681,133,486	22,681,133,486
固定資産	107,203,627,544	129,211,990,995	155,779,184,913
有形固定資産	8,903,547,330	9,346,620,881	9,321,352,686
建物	1,547,230,642	2,004,131,267	2,050,216,629
土地	6,612,073,027	6,612,073,027	6,612,073,027
建設仮勘定	30,170,571	0	0
その他の有形固定資産	714,073,090	730,416,587	659,063,030
無形固定資産	5,236,235,745	5,166,158,293	5,672,923,406
商標権	376,543	300,181	223,818
ソフトウェア	4,360,497,062	4,541,803,983	4,406,533,588
ソフトウェア仮勘定	875,362,140	624,054,129	1,266,166,000
投資その他の資産	93,063,844,469	114,699,211,821	140,784,908,821
投資有価証券	4,701,414,283	8,749,321,905	13,238,321,905

負債及び純資産の部

科目	平成29年度末決算額(円)	平成30年度末予定決算額(円)	平成31年度末予定決算額(円)
流動負債	213,255,560,887	247,064,087,176	148,932,495,496
1年以内償還予定債券	20,000,000,000	67,305,000,000	0
1年以内償還予定財政融資資金借入金	150,179,140,000	138,031,638,000	110,773,302,000
未払金	9,698,029,069	9,698,029,069	9,698,029,069
未払費用	5,788,404,227	8,537,134,108	7,795,460,011
金融派生商品	14,786,306,342	10,977,902,316	8,171,080,978
リース債務	146,786,342	151,191,390	147,216,695
預り金	1,475,413,014	1,475,413,014	1,475,413,014
前受収益	29,500,912	29,500,912	29,500,912
引当金	10,897,556,645	10,858,278,367	10,842,492,817
賞与引当金	299,206,990	277,928,712	280,143,162
偶発損失引当金	10,598,349,655	10,580,349,655	10,562,349,655
仮受金	254,424,251	0	0
固定負債	2,451,973,920,671	2,890,879,394,290	3,410,850,256,293
債券	683,132,300,000	761,827,300,000	905,827,300,000
債券発行差額	△511,988,015	△413,932,215	△335,551,132
財政融資資金借入金	1,761,333,996,000	2,119,702,358,000	2,494,129,056,000
長期リース債務	264,098,611	194,580,638	50,530,877
長期預り金	3,482,110,590	5,173,791,590	6,865,472,590
退職給付引当金	4,203,029,335	4,324,922,127	4,243,073,808

資産、負債及び純資産の部

資産の部

科目	平成29年度末決算額(円)	平成30年度末予定額(円)	平成31年度末予定額(円)
関係会社株式	43,545,746,439	44,275,746,439	44,275,746,439
金銭の信託	32,551,007,158	53,284,007,158	74,877,007,158
破産債権、再生債権、更生債権その他これらに準ずる債権	87,062,884,239	87,062,884,239	87,062,884,239
貸倒引当金	△75,454,149,239	△79,323,804,966	△79,323,804,966
長期前払費用	18,955,998	18,955,998	18,955,998
差入保証金	637,985,591	632,101,048	635,798,048
資産合計	12,278,942,231,599	12,862,851,284,781	13,347,355,720,519

負債及び純資産の部

科目	平成29年度末決算額(円)	平成30年度末予定額(円)	平成31年度末予定額(円)
資産除去債務	70,374,150	70,374,150	70,374,150
(負債合計)	2,665,229,481,558	3,137,943,481,466	3,559,782,751,789
資本金			
政府出資金	8,037,407,840,510	8,083,417,840,510	8,130,227,840,510
利益剰余金	1,626,109,623,623	1,688,959,017,600	1,699,600,986,957
準備金	1,546,921,423,987	1,626,109,623,623	1,688,959,017,600
当期未処分利益	79,188,199,636	62,849,393,977	10,641,969,357
(うち当期総利益)	(79,188,199,636)	(62,849,393,977)	(10,641,969,357)
評価・換算差額等	△49,804,714,092	△47,469,054,795	△42,255,858,737
その他有価証券評価差額金	825,870,545	954,778,167	954,778,167
繰延ヘッジ損益	△50,630,584,637	△48,423,832,962	△43,210,636,904
(純資産合計)	9,613,712,750,041	9,724,907,803,315	9,787,572,968,730
負債・純資産合計	12,278,942,231,599	12,862,851,284,781	13,347,355,720,519

(注)　1　有形固定資産の減価償却累計額は、次のとおりである。

平成29年度末決算額(円)　1,558,318,164
平成30年度末予定額(円)　1,781,391,024
平成31年度末予定額(円)　2,018,736,951

　　　2　有形固定資産の減損損失累計額は、次のとおりである。

平成29年度末決算額(円)　6,870,005,777
平成30年度末予定額(円)　6,870,005,777
平成31年度末予定額(円)　6,870,005,777

平成29年度独立行政法人国際協力機構有償資金協力部門

財　産　目　録　（平成30年3月31日現在）

摘要	要	金額(円)
流　動　資　産		12,171,738,604,055
現　金　及　び　預　金	普通預金・当座預金・定期預金 三菱東京UFJ銀行	255,638,891,695
有　価　証　券	譲渡性預金 りそな銀行	5,000,000,000
貸　付　金	1,832口	12,005,003,608,497
貸　倒　引　当　金		△171,804,355,614
前　渡　金		22,629,176,659
前　払　費　用		46,547,324
未　収　収　益		29,980,781,004
未　収　貸　付　金　利　息	当年度末における未収貸付金利息	29,393,779,986
未収コミットメントチャージ	当年度末における未収コミットメントチャージ	585,108,240
未　収　受　取　利　息	当年度末における未収受取利息	1,892,778
未　収　入　金		1,552,544,987
仮　払　金		5,158,252
立　替　金		251,251
差　入　保　証　金	11点	23,686,000,000
固　定　資　産		107,203,627,544
有　形　固　定　資　産		8,903,547,330
建　物	6棟（延9,555.90㎡）	1,547,230,642
構　築　物	18点	15,087,688
機　械　装　置	38点	25,213,413
車　両　運　搬　具	346点	189,371,803
工　具　器　具　備　品	480点	484,400,186
土　地	5箇所（8,353.59㎡）	6,612,073,027
建　設　仮　勘　定		30,170,571
無　形　固　定　資　産		5,236,235,745
商　標　権	3口	376,543
ソ　フ　ト　ウ　ェ　ア	24口	4,360,497,062
ソ　フ　ト　ウ　ェ　ア　仮　勘　定		875,362,140
投　資　そ　の　他　の　資　産		93,063,844,469
投　資　有　価　証　券	7口	4,701,414,283
関　係　会　社　株　式	7口	43,545,746,439
金　銭　の　信　託	1口	32,551,007,158
破産債権、再生債権その他これらに準ずる債権	13口	87,062,884,239
貸　倒　引　当　金		△75,454,149,239
長　期　前　払　費　用		18,955,998
差　入　保　証　金	263点	637,985,591
合　　計		12,278,942,231,599